Exhibit (h)(3)

EXPENSE LIMITATION AGREEMENT

Vericimetry Advisors LLC
800 Wilshire Blvd., Suite 300
Los Angeles, CA  90017

Vericimetry Funds
800 Wilshire Blvd., Suite 300
Los Angeles, CA 90017

This agreement dated October 18, 2011 (the "Agreement"), is between Vericimetry Funds, its authorized agents and employees (the "Trust") and Vericimetry Advisors LLC (the "Adviser").

WHEREAS, the Trust is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "Act");

WHERAS, the Adviser is a Delaware limited liability company;

WHEREAS, the Trust proposes to engage in the business of investing and reinvesting its assets in accordance with applicable limitations;

WHEREAS, the Trust, pursuant to an Investment Management Agreement between the Trust and Adviser (the "Investment Management Agreement"), employed the Adviser to manage the investment and reinvestment of such assets with respect to Vericimetry U.S. Small Cap Value Fund (the "Fund"), a series of the Trust;

NOW, THEREFORE, in consideration of the foregoing and in consideration of their mutual premises and agreements contained herein, the Trust and the Adviser agree as follows:

1. Expense Limitation. Notwithstanding any provision to the contrary contained in the Investment Management Agreement, the Adviser shall limit, as provided herein, the aggregate expenses of every character incurred by the Fund, including, but not limited to, the fees payable to the Adviser pursuant to the Investment Management Agreement (the "Investment Management Fee") and all organizational expenses of the Fund (including, but not limited to, Blue Sky, legal and audit expenses) (the "Limitation"). Under the Limitation, the Adviser agrees that, through the date set forth in the Appendix, such expenses shall not exceed a percentage (the "Percentage Expense Limitation") of the Fund's average daily net assets equal to, on an annualized basis, to the amount set forth in the Appendix.

2. Excess Expenses. To determine the Adviser's liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the "Prorated Limitation"). The Prorated Limitation shall be compared to the Fund's expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable Expenses"). If the Investment Management Fee and the Fund's other expenses for the current day exceed the Allowable Expenses, the Investment Management Fee for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event such excess exceeds the amount due as the Investment Management Fee, the Adviser shall be responsible for the additional excess ("Other Expenses Exceeding Limit"). Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to the Adviser in the future, provided that (1) no such payment shall be made to the Adviser after three years from the Expiration Date set forth in the Appendix ("Expiration Date"); (2) such payment shall be made only to the extent that it does not cause the Fund's aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to the Adviser to the extent that the aggregate of such payments would exceed the amount of offering expenses (as defined by the Financial Accounting Standards Board) recorded by the Fund for financial reporting purposes on or before January 28, 2013.

3. Voluntary Waiver. Nothing in this Agreement shall be construed as preventing the Adviser from voluntarily limiting, waiving or reimbursing the Fund's expenses outside the contours of this Agreement during any time period before or after the Expiration Date; nor shall anything herein be construed as requiring that the Adviser limit, waive or reimburse any of the Fund's expenses incurred after January 28, 2013, or, except as expressly set forth herein, prior to such date.

4. Effective Date and Termination. This Agreement shall become effective on the date hereof and remain in effect until the Expiration Date. After the Expiration Date, this Agreement may be terminated by either party hereto upon not less than sixty (60) days' prior written notice to the other party. Upon the termination or expiration hereof, the Adviser shall have no claim against the Fund for any amounts not reimbursed to the Adviser pursuant to the provisions of paragraphs 1 and 2 of this Agreement.

5. Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

VERICIMETRY ADVISORS LLC

By	/s/ Glenn S. Freed
Name:	Glenn S. Freed
Title:	Chief Executive Officer

VERICIMETRY FUNDS

By	/s/ Glenn S. Freed
Name:	Glenn S. Freed
Title:	President

Appendix

Name of Fund	Percentage Expense Limitation	Expiration Date
Vericimetry U.S. Small Cap Value Fund	0.60%	January 28, 2013